SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LINE Corporation
(Registrant)

June 26, 2017	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Issues Stock Options (Warrants)

TOKYO--(BUSINESS WIRE)--June 26, 2017--LINE Corporation (NYSE:LN) (TOKYO:3938) (Headquarters: Shinjuku-ku, Tokyo, Japan; President & CEO: Takeshi Idezawa; “the Company”) announces that it determined at its board meeting held today the terms and conditions of warrants that are to be issued in the form of stock options to directors and executive officers of the Company and the director of a subsidiary, and passed a resolution to solicit subscribers for the warrants, among others, as follows.

1. Reason for issuance of stock options (warrants)

The purpose of the issuance is to provide the Company’s directors and executive officers and its subsidiary director with an incentive to improve corporate earnings and enhance corporate value.

2. Specific details of stock option (warrant) issuance to the Company’s directors

(1) Name of warrants

LINE Corporation 20th Warrants.

(2) Total number of warrants

12,621 warrants.

The above total number of warrants is the number of warrants planned to be allotted. If the number of warrants to be allotted declines, such as where applications for subscription are not made, then the total number of warrants to be allotted shall be the total number of warrants to be issued.

(3) Amount of payment for warrants

The amount to be paid in upon allotment of each warrant shall be the amount obtained using the following formula: (x) the option price (fractions less than 1 yen being rounded off) per Company share calculated by the Black-Scholes Model based on various conditions as of the date on which warrants are to be allotted, as set forth in (10) below (the “Allotment Date”), multiplied by (y) the number of shares subject to each warrant (the “Number of Allotted Shares”). Any person who is allotted a warrant shall, instead of paying the amount to be paid-in, offset the payment with his/her remuneration claim that he/she has against the Company.

(4) Class and number of shares to be issued upon exercise of warrants

The class of shares to be issued upon exercise of warrants shall be shares of common stock of the Company and the Number of Allotted Shares shall be 100 shares. However, if the Company conducts a share split (including gratuitous allotment of shares of common stock of the Company; the same applies below to the description of a share split) or share consolidation of shares of common stock of the Company, the Company shall adjust the Number of Allotted Shares using the following formula; and any fractions less than 1 share arising due to such adjustment shall be rounded down.

Number of Allotted Shares After Adjustment
= Number of Allotted Shares Before Adjustment × Share split or share consolidation ratio

Number of Allotted Shares After Adjustment shall be applied, in the case of a share split, on or after the record date of the share split (if no record date is determined, the effective date of the share split); and in the case of a share consolidation, on or after the effective date of the share consolidation. However, if a share split is conducted on condition that a proposal is passed at the Company’s shareholders’ meeting to reduce the amount of surplus and increase the amount of stated capital or capital reserve, and where the date of the close of that shareholders’ meeting or any date before that is to be the record date for the share split, then the Number of Allotted Shares After Adjustment shall be applied on or after the date immediately following the date on which the shareholders’ meeting is closed.

When adjusting the Number of Allotted Shares, the Company shall notify or publicly notify such parties holding each warrant as stated in the warrant register (“Warrant Holder(s)”) of necessary matters up to the date immediately before the date of application of the Number of Allotted Shares After Adjustment. However, if the Company is unable to notify or publicly notify up to that date, it shall notify or publicly notify it promptly after the application.

(5) Value of assets to be contributed upon exercise of warrants

1) The value of assets to be contributed when each warrant is exercised shall be the Number of Allotted Shares multiplied by the amount paid per share that can be delivered by exercise of that warrant (the “Exercise Price”). The Exercise Price shall be obtained by multiplying 1.05 by the average closing price in ordinary trading of the Company’s shares of common stock on the Tokyo Stock Exchange for each day (excluding any day on which no trade is executed) of the month preceding the month in which the Allotment Date belongs, and any fraction less than 1 yen arising due to such calculation will be rounded up. However, when the amount of the Exercise Price calculated this way is less than the closing price (or closing price of the immediately preceding trading day when there is no closing price) of the shares of the Company’s common stock on the Allotment Date, the Exercise Price shall be that closing price.

2) If the Company falls under any of the following items (a) to (c) after the Allotment Date with respect to its common stock, it shall adjust the Exercise Price using each of the respective formulas (the “Exercise Price Adjustment Formula”) set forth below; and any fractions less than 1 yen arising due to the adjustment shall be rounded up.

(a) When conducting a share split or a share consolidation

Exercise Price After Adjustment	=	Exercise Price Before Adjustment	×	1
Share split or share consolidation ratio

Exercise Price After Adjustment shall be applied, in the case of a share split, on or after the record date of the share split (if no record date is determined, the effective date of the share split); and in the case of a share consolidation, on or after the effective date of the share consolidation. However, if a share split is conducted on condition that a proposal is passed at the Company’s shareholders’ meeting to reduce the amount of surplus and increase the amount of stated capital or capital reserve, and where the date of the close of that shareholders’ meeting or any date before that is to be the record date for the share split, then the Number of Allotted Shares After Adjustment shall be applied on or after the date immediately following the date on which the close of the shareholders’ meeting took place.

(b) When issuing new shares of the Company’s common stock or disposing of treasury shares at a price lower than the market value (excluding where the foregoing is conducted by exercising warrants)

				Number of Shares Already Issued	＋	Number of Shares to be Newly Issued	×	Amount to be Paid-in Per Share
Exercise Price After Adjustment	=	Exercise Price Before Adjustment	×			Market Value Per Share
Number of Shares Already Issued + Number of Shares to be Newly Issued

(i) The “Market Value” used in the above Exercise Price Adjustment Formula shall be the average (calculated to the second decimal place and rounded off to the first decimal place) closing price (including indicated quotation; the same below) in ordinary trading of the Company’s shares of common stock on a listed financial instruments exchange (if the Company’s common stock is listed on more than one financial instruments exchange, the principal exchange that is determined to be the most appropriate, considering the trading volume, pricing ratio, and other factors concerning the Company’s common stock, during the period mentioned later) in 30 trading days (excluding days without a closing price) starting on the 45th trading day before the application date of the Exercise Price After Adjustment.

(ii) The “Number of Shares Already Issued” in the above Exercise Price Adjustment Formula shall be the amount obtained by deducting the number of treasury shares concerning the Company’s common stock, from the total number of issued shares of the Company’s common stock as of the date one month before the application date of the Exercise Price After Adjustment (if there is no record date), or as of the record date (if there is a record date). If the Company disposes of treasury shares of its common stock, the “Number of Shares to be Newly Issued” in the above formula shall be replaced by the “Number of Treasury Shares to be Disposed of”.

(iii) The Exercise Price After Adjustment shall be applied on or after the date immediately following the date on which the relevant amount is paid-in (if the period for pay-in is determined, the last day of that period), or if there is a record date for the subscription, on or after the date immediately following the record date.

(c) In addition to the above, if it is appropriate to adjust the Exercise Price because of the Company’s merger with another company, among others, after the Allotment Date, the Company shall adjust the Exercise Price as necessary to a reasonable extent.

(d) When adjusting the Exercise Price, the Company shall notify or publicly notify the Warrant Holders of necessary matters up to the date immediately before the date of application of the Exercise Price After Adjustment. However, if the Company is unable to notify or publicly notify it up to that date, it shall notify or publicly notify it promptly after the application.

(6) Exercise period for warrants

The exercise period for warrants shall be from July 18, 2018 to July 18, 2027 (the “Exercise Period”). However, if the last day of the Exercise Period falls on a Company holiday, the immediately preceding business day shall be the last day.

(7) Matters regarding stated capital and capital reserve that are to increase when shares are issued upon the exercise of warrants

1) The amount of stated capital to increase when shares are issued upon the exercise of warrants shall be the amount equivalent to half of the maximum amount of increase in stated capital calculated according to Article 17, Paragraph 1 of the Rules of Corporate Accounting. If fractions less than 1 yen arise due to the calculation, then the fractions shall be rounded up.

2) The amount of capital reserve to increase when shares are issued upon the exercise of warrants shall be the amount obtained by deducting (x) the amount of stated capital to be increased set forth in 1) above from (y) the maximum amount of increase in stated capital mentioned in 1) above.

(8) Restriction on acquisition of warrants by transfer

Acquisition of warrants by transfer shall be subject to approval by resolution of the Company’s board of directors.

(9) Conditions for exercise of warrants

1) In the case of death of a Warrant Holder, an heir of that holder cannot exercise that holder’s warrants. However, the foregoing shall not apply if the Company’s board of directors approves such exercise.

2) Warrant Holders must be in the position of director of the Company or its associated companies (i.e., the associated companies as set forth in the Ordinance on Terminology, Forms, and Preparation Methods of Financial Statements, etc.) when exercising the warrants. However, this shall not apply in cases of the retirement of a director of the Company or its associated companies due to the expiration of his or her term of office, or other cases determined to have a reason to be justified by the Company’s board of directors.

3) Each warrant cannot be exercised partially.

(10) Allotment date of warrants

July 18, 2017

(11) Date of payment of money to be made in exchange for warrants

July 18, 2017

(12) Matters regarding acquisition of warrants

If a proposal under the following items 1), 2), 3), 4), or 5) is approved at the Company’s shareholders’ meeting (in the case where a resolution at a shareholders’ meeting is not required, if a resolution is passed by the Company’s board of directors or a determination is made by a delegated executive officer in accordance with Article 416, paragraph 4 of the Companies Act), the Company may acquire a warrant without compensation on a date separately determined by the board of directors (or by a delegated executive officer in accordance with Article 416, paragraph 4 of the Companies Act):

1) a proposal to approve a merger agreement by which the Company will be a disappearing company;

2) a proposal to approve a split agreement or a split plan by which the Company will be a splitting company;

3) a proposal to approve a share exchange agreement or a share transfer plan by which the Company will be a wholly-owned subsidiary;

4) a proposal to approve an amendment to the Company’s articles of incorporation establishing a provision, with respect to all issued shares of the Company, that an acquisition of those shares by transfer shall require the Company’s approval; or

5) a proposal to approve an amendment to the Company’s articles of incorporation establishing a provision, with respect to shares of the class subject to the warrants, that an acquisition of those shares by transfer shall require the Company’s approval, or with respect to the shares of that class, that the Company shall acquire all of those shares by a resolution of the Company’s shareholders’ meeting.

(13) Matters regarding delivery of warrants in conjunction with organizational restructuring

If the Company conducts a merger (limited to where the Company will disappear in a merger), absorption-type split or incorporation-type split (in each case, limited to where the Company becomes a splitting company), or share exchange or share transfer (in each case, limited to where the Company becomes a wholly-owned subsidiary) (collectively, the “Organizational Restructuring”), the Company shall deliver to Warrant Holders who hold the remaining warrants (the “Remaining Warrants”) at the time immediately preceding the effective date of the Organizational Restructuring (i.e., in each case, the date on which the absorption-type merger becomes effective, the date on which a stock company is incorporated through the consolidation-type merger, the date on which the absorption-type split becomes effective, the date on which a stock company is incorporated through the incorporation-type split, the date on which the share exchange becomes effective, or the date on which a wholly-owning parent company is incorporated through the share transfer; the same below) warrants of any of the stock companies listed in Article 236, Paragraph 1, Item (viii), (a) to (e) of the Companies Act (the “Restructured Company”), upon the respective Organizational Restructuring. In this case, the Remaining Warrants shall disappear, and the Restructured Company shall newly issue warrants. However, an absorption-type merger agreement, consolidation-type merger agreement, absorption-type split agreement, incorporation-type split plan, share exchange agreement, or share transfer plan shall state that warrants of the Restructured Company shall be delivered according to each of the following:

1) Number of warrants of the Restructured Company to be delivered

The number equivalent to the number of the Remaining Warrants held by the respective Warrant Holders shall be delivered.

2) Class of shares of the Restructured Company subject to warrants

Common stock of the Restructured Company.

3) Number of shares of the Restructured Company subject to warrants

To be determined according to (4) above by taking into consideration the conditions and the like for the Organizational Restructuring.

4) Value of assets to be contributed upon the exercise of warrants

The value of assets to be contributed upon the exercise of each warrant to be delivered shall be the amount obtained by taking into consideration the conditions and the like of the Organizational Restructuring, and by multiplying (x) the Exercise Price after the Organizational Restructuring, which is obtained by adjusting the Exercise Price determined according to (5) above by (y) the number of shares of the Restructured Company subject to the warrants, which is determined according to 3) above.

5) Exercise period of warrants

The exercise period shall be from the later of either (i) the commencement date of the period in which warrants may be exercised as set forth in (6) above, or (ii) the effective date of the Organizational Restructuring, to the expiration date of the period in which warrants may be exercised as set forth in (6) above.

6) Matters regarding stated capital and capital reserve that are to increase when shares are issued upon the exercise of warrants

To be determined according to (7) above.

7) Restriction on acquisition of warrants by transfer

The acquisition of warrants by transfer shall require the approval of the board of directors of the Restructured Company.

8) Other conditions for exercising warrants

To be determined according to (9) above.

9) Clauses regarding acquisition of warrants

To be determined according to (12) above.

(14) Arrangement concerning fractions less than 1 share arising due to the exercise of warrants

If the number of shares to be delivered to Warrant Holders exercising their warrants includes any fractions less than 1 share, the fractions shall be rounded down.

(15) People who are to be allotted warrants, the number thereof, and the number of warrants to be allotted

Allottee	Number	Number of warrants
Directors of the Company	Four (4)	12,621

3. Specific details of stock option (warrant) issuance to executive officers of the Company and the director of a subsidiary

(1) Name of warrants

LINE Corporation 21st Warrants.

(2) Total number of warrants

11,419 warrants.

The above total number of warrants is the number of warrants planned to be allotted. If the number of warrants to be allotted declines, such as where applications for subscription are not made, then the total number of warrants to be allotted shall be the total number of warrants to be issued.

(3) Amount of payment for warrants

The amount to be paid in upon allotment of each warrant shall be the amount obtained using the following formula: (x) the option price (fractions less than 1 yen being rounded off) per Company share calculated by the Black-Scholes Model based on various conditions as of the date on which warrants are to be allotted, as set forth in (10) below (the “Allotment Date”), multiplied by (y) the number of shares subject to each warrant (the “Number of Allotted Shares”). Any person who is allotted a warrant shall, instead of paying the amount to be paid-in, offset the payment with his/her remuneration claim that he/she has against the Company.

(4) Class and number of shares to be issued upon exercise of warrants

The class of shares to be issued upon exercise of warrants shall be shares of common stock of the Company and the Number of Allotted Shares shall be 100 shares. However, if the Company conducts a share split (including gratuitous allotment of shares of common stock of the Company; the same applies below to the description of a share split) or share consolidation of shares of common stock of the Company, the Company shall adjust the Number of Allotted Shares using the following formula; and any fractions less than 1 share arising due to such adjustment shall be rounded down.

Number of Allotted Shares After Adjustment
= Number of Allotted Shares Before Adjustment × Share split or share consolidation ratio

Number of Allotted Shares After Adjustment shall be applied, in the case of a share split, on or after the record date of the share split (if no record date is determined, the effective date of the share split); and in the case of a share consolidation, on or after the effective date of the share consolidation. However, if a share split is conducted on condition that a proposal is passed at the Company’s shareholders’ meeting to reduce the amount of surplus and increase the amount of stated capital or capital reserve, and where the date of the close of that shareholders’ meeting or any date before that is to be the record date for the share split, then the Number of Allotted Shares After Adjustment shall be applied on or after the date immediately following the date on which the shareholders’ meeting is closed.

When adjusting the Number of Allotted Shares, the Company shall notify or publicly notify such parties holding each warrant as stated in the warrant register (“Warrant Holder(s)”) of necessary matters up to the date immediately before the date of application of the Number of Allotted Shares After Adjustment. However, if the Company is unable to notify or publicly notify up to that date, it shall notify or publicly notify it promptly after the application.

(5) Value of assets to be contributed upon exercise of warrants

1) The value of assets to be contributed when each warrant is exercised shall be the Number of Allotted Shares multiplied by the amount paid per share that can be delivered by exercise of that warrant (the “Exercise Price”). The Exercise Price shall be obtained by multiplying 1.05 by the average closing price in ordinary trading of the Company’s shares of common stock on the Tokyo Stock Exchange for each day (excluding any day on which no trade is executed) of the month preceding the month in which the Allotment Date belongs, and any fraction less than 1 yen arising due to such calculation will be rounded up. However, when the amount of the Exercise Price calculated this way is less than the closing price (or closing price of the immediately preceding trading day when there is no closing price) of the shares of the Company’s common stock on the Allotment Date, the Exercise Price shall be that closing price.

2) If the Company falls under any of the following items (a) to (c) after the Allotment Date with respect to its common stock, it shall adjust the Exercise Price using each of the respective formulas (the “Exercise Price Adjustment Formula”) set forth below; and any fractions less than 1 yen arising due to the adjustment shall be rounded up.

(a) When conducting a share split or a share consolidation

Exercise Price After Adjustment	=	Exercise Price Before Adjustment	×	1
Share split or share consolidation ratio

Exercise Price After Adjustment shall be applied, in the case of a share split, on or after the record date of the share split (if no record date is determined, the effective date of the share split); and in the case of a share consolidation, on or after the effective date of the share consolidation. However, if a share split is conducted on condition that a proposal is passed at the Company’s shareholders’ meeting to reduce the amount of surplus and increase the amount of stated capital or capital reserve, and where the date of the close of that shareholders’ meeting or any date before that is to be the record date for the share split, then the Number of Allotted Shares After Adjustment shall be applied on or after the date immediately following the date on which the close of the shareholders’ meeting took place.

(b) When issuing new shares of the Company’s common stock or disposing of treasury shares at a price lower than the market value (excluding where the foregoing is conducted by exercising warrants)

				Number of Shares Already Issued	＋	Number of Shares to be Newly Issued	×	Amount to be Paid-in Per Share
Exercise Price After Adjustment	=	Exercise Price Before Adjustment	×			Market Value Per Share
Number of Shares Already Issued + Number of Shares to be Newly Issued

(i) The “Market Value” used in the above Exercise Price Adjustment Formula shall be the average (calculated to the second decimal place and rounded off to the first decimal place) closing price (including indicated quotation; the same below) in ordinary trading of the Company’s shares of common stock on a listed financial instruments exchange (if the Company’s common stock is listed on more than one financial instruments exchange, the principal exchange that is determined to be the most appropriate, considering the trading volume, pricing ratio, and other factors concerning the Company’s common stock, during the period mentioned later) in 30 trading days (excluding days without a closing price) starting on the 45th trading day before the application date of the Exercise Price After Adjustment.

(ii) The “Number of Shares Already Issued” in the above Exercise Price Adjustment Formula shall be the amount obtained by deducting the number of treasury shares concerning the Company’s common stock, from the total number of issued shares of the Company’s common stock as of the date one month before the application date of the Exercise Price After Adjustment (if there is no record date), or as of the record date (if there is a record date). If the Company disposes of treasury shares of its common stock, the “Number of Shares to be Newly Issued” in the above formula shall be replaced by the “Number of Treasury Shares to be Disposed of”.

(iii) The Exercise Price After Adjustment shall be applied on or after the date immediately following the date on which the relevant amount is paid-in (if the period for pay-in is determined, the last day of that period), or if there is a record date for the subscription, on or after the date immediately following the record date.

(c) In addition to the above, if it is appropriate to adjust the Exercise Price because of the Company’s merger with another company, among others, after the Allotment Date, the Company shall adjust the Exercise Price as necessary to a reasonable extent.

(d) When adjusting the Exercise Price, the Company shall notify or publicly notify the Warrant Holders of necessary matters up to the date immediately before the date of application of the Exercise Price After Adjustment. However, if the Company is unable to notify or publicly notify it up to that date, it shall notify or publicly notify it promptly after the application.

(6) Exercise period for warrants

The exercise period for warrants shall be from July 18, 2018 to July 18, 2027 (the “Exercise Period”). However, if the last day of the Exercise Period falls on a Company holiday, the immediately preceding business day shall be the last day.

(7) Matters regarding stated capital and capital reserve that are to increase when shares are issued upon the exercise of warrants

1) The amount of stated capital to increase when shares are issued upon the exercise of warrants shall be the amount equivalent to half of the maximum amount of increase in stated capital calculated according to Article 17, Paragraph 1 of the Rules of Corporate Accounting. If fractions less than 1 yen arise due to the calculation, then the fractions shall be rounded up.

2) The amount of capital reserve to increase when shares are issued upon the exercise of warrants shall be the amount obtained by deducting (x) the amount of stated capital to be increased set forth in 1) above from (y) the maximum amount of increase in stated capital mentioned in 1) above.

(8) Restriction on acquisition of warrants by transfer

Acquisition of warrants by transfer shall be subject to approval by resolution of the Company’s board of directors.

(9) Conditions for exercise of warrants

1) In the case of death of a Warrant Holder, an heir of that holder cannot exercise that holder’s warrants. However, the foregoing shall not apply if the Company’s board of directors approves such exercise.

2) Warrant Holders must be in the position of director, auditor, executive officer, or employee of the Company or its associated companies (i.e., the associated companies as set forth in the Ordinance on Terminology, Forms, and Preparation Methods of Financial Statements, etc.) when exercising the warrants. However, this shall not apply in cases of the retirement of a director, auditor, or executive officer of the Company or its associated companies due to the expiration of his or her term of office, or other cases determined to have a reason to be justified by the Company’s board of directors.

3) Each warrant cannot be exercised partially.

(10) Allotment date of warrants

July 18, 2017

(11) Date of payment of money to be made in exchange for warrants

July 18, 2017

(12) Matters regarding acquisition of warrants

If a proposal under the following items 1), 2), 3), 4), or 5) is approved at the Company’s shareholders’ meeting (in the case where a resolution at a shareholders’ meeting is not required, if a resolution is passed by the Company’s board of directors or a determination is made by a delegated executive officer in accordance with Article 416, paragraph 4 of the Companies Act), the Company may acquire a warrant without compensation on a date separately determined by the board of directors (or by a delegated executive officer in accordance with Article 416, paragraph 4 of the Companies Act):

1) a proposal to approve a merger agreement by which the Company will be a disappearing company;

2) a proposal to approve a split agreement or a split plan by which the Company will be a splitting company;

3) a proposal to approve a share exchange agreement or a share transfer plan by which the Company will be a wholly-owned subsidiary;

4) a proposal to approve an amendment to the Company’s articles of incorporation establishing a provision, with respect to all issued shares of the Company, that an acquisition of those shares by transfer shall require the Company’s approval; or

5) a proposal to approve an amendment to the Company’s articles of incorporation establishing a provision, with respect to shares of the class subject to the warrants, that an acquisition of those shares by transfer shall require the Company’s approval, or with respect to the shares of that class, that the Company shall acquire all of those shares by a resolution of the Company’s shareholders’ meeting.

(13) Matters regarding delivery of warrants in conjunction with organizational restructuring

If the Company conducts a merger (limited to where the Company will disappear in a merger), absorption-type split or incorporation-type split (in each case, limited to where the Company becomes a splitting company), or share exchange or share transfer (in each case, limited to where the Company becomes a wholly-owned subsidiary) (collectively, the “Organizational Restructuring”), the Company shall deliver to Warrant Holders who hold the remaining warrants (the “Remaining Warrants”) at the time immediately preceding the effective date of the Organizational Restructuring (i.e., in each case, the date on which the absorption-type merger becomes effective, the date on which a stock company is incorporated through the consolidation-type merger, the date on which the absorption-type split becomes effective, the date on which a stock company is incorporated through the incorporation-type split, the date on which the share exchange becomes effective, or the date on which a wholly-owning parent company is incorporated through the share transfer; the same below) warrants of any of the stock companies listed in Article 236, Paragraph 1, Item (viii), (a) to (e) of the Companies Act (the “Restructured Company”), upon the respective Organizational Restructuring. In this case, the Remaining Warrants shall disappear, and the Restructured Company shall newly issue warrants. However, an absorption-type merger agreement, consolidation-type merger agreement, absorption-type split agreement, incorporation-type split plan, share exchange agreement, or share transfer plan shall state that warrants of the Restructured Company shall be delivered according to each of the following:

1) Number of warrants of the Restructured Company to be delivered

The number equivalent to the number of the Remaining Warrants held by the respective Warrant Holders shall be delivered.

2) Class of shares of the Restructured Company subject to warrants

Common stock of the Restructured Company.

3) Number of shares of the Restructured Company subject to warrants

To be determined according to (4) above by taking into consideration the conditions and the like for the Organizational Restructuring.

4) Value of assets to be contributed upon the exercise of warrants

The value of assets to be contributed upon the exercise of each warrant to be delivered shall be the amount obtained by taking into consideration the conditions and the like of the Organizational Restructuring, and by multiplying (x) the Exercise Price after the Organizational Restructuring, which is obtained by adjusting the Exercise Price determined according to (5) above by (y) the number of shares of the Restructured Company subject to the warrants, which is determined according to 3) above.

5) Exercise period of warrants

The exercise period shall be from the later of either (i) the commencement date of the period in which warrants may be exercised as set forth in (6) above, or (ii) the effective date of the Organizational Restructuring, to the expiration date of the period in which warrants may be exercised as set forth in (6) above.

6) Matters regarding stated capital and capital reserve that are to increase when shares are issued upon the exercise of warrants

To be determined according to (7) above.

7) Restriction on acquisition of warrants by transfer

The acquisition of warrants by transfer shall require the approval of the board of directors of the Restructured Company.

8) Other conditions for exercising warrants

To be determined according to (9) above.

9) Clauses regarding acquisition of warrants

To be determined according to (12) above.

(14) Arrangement concerning fractions less than 1 share arising due to the exercise of warrants

If the number of shares to be delivered to Warrant Holders exercising their warrants includes any fractions less than 1 share, the fractions shall be rounded down.

(15) People who are to be allotted warrants, the number thereof, and the number of warrants to be allotted

Allottee	Number	Number of warrants
Executive officers of the Company	Nine (9)	9,616
Director of one of the Company’s subsidiaries	One (1)	1,803
Total	Ten (10)	11,419

End.

CONTACT:
LINE Global PR
Icho Saito, +81-3-4316-2104
dl_gpr@linecorp.co